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                                                                    EXHIBIT 23.3


                [LETTERHEAD OF INTERNATIONAL DATA CORPORATION]


Donaldson Lufkin and Jenrette:
02/23/00


To whom it may concern:

Per our discussion, you have approval to use the following statistics as stated below:

1. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will grow from approximately 142 million at the end of 1998 to approximately 502 million by the end of 2003, representing a compound annual growth rate of 29%. Source: The Global Market Forecast for Internet Usage and Commerce - Report #W19262 - June 1999 - Table 1

2. According to IDC, the percentage of Web users buying goods and services on the Web will increase from approximately 22% in 1998 to approximately 36% in 2003, and the total value of goods and services purchased directly on the Web will increase from approximately $27.0 billion in 1998 to approximately $842.7 billion in 2003. Source: The Global Market Forecast for Internet Usage and Commerce - Report #W19262 - June 1999 - Executive Summary / Table 12

3. IDC estimates that the worldwide market for information appliances will grow from approximately 89 million units, or $17.8 billion, in 2004, up from a market of 11 million units and $2.4 billion in 1999. Source: IDC's Review and forecast of the Worldwide Information Appliance Market, 1999-2004 - Executive Summary

4. According to IDC, the number of Web pages will increase from approximately 925 million at the end of 1998 to over 13 billion by the end of 2003, representing a compound annual growth rate of 70%. Source: The Global Market Forecast for Internet Usage and Commerce - Report #W19262 - June 1999 - Table 1

Sincerely,

/s/ Alexa McCloughan

Alexa McCloughan
Senior Vice President